Exhibit 99.2

AMENDMENT NO. 3 & WAIVER, dated as of September 11, 2021 (this “Amendment”), to that certain Revolving Credit Agreement, dated as of November 2, 2020 (as amended by Amendment No. 1 to such Revolving Credit Agreement, dated as of February 8, 2021, as further amended by Amendment No. 2 to such Revolving Credit Agreement, dated as of July 26, 2021, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time, prior to the Amendment No. 3 Effective Date (as defined below), the “Existing Credit Agreement” and, as amended by this Amendment and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Amended Credit Agreement”), among Akumin Inc., an Ontario corporation (the “Borrower”), certain subsidiaries of the Borrower party thereto as guarantors (collectively, the “Guarantors” and, individually, each a “Guarantor”), the lenders from time to time party thereto (the “Lenders”) and BBVA USA, as Administrative Agent and Collateral Agent. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Amended Credit Agreement.

RECITALS

WHEREAS, the Borrower has requested that the Administrative Agent and the Required Lenders make certain amendments to the Existing Credit Agreement as set forth herein;

WHEREAS, (i) Section 7.01(b) of the Existing Credit Agreement requires the Borrower to deliver not later than forty-five days after the end of its fiscal quarter ended June 30, 2021, its consolidated balance sheet as at the end of such fiscal quarter, and the related consolidated statements of income or operations and cash flows for such fiscal quarter and for the portion of the Borrower’s fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detailed and certified by a Responsible Officer of the Borrower as fairly presenting the financial condition, results of operations and cash flows of the Borrower in accordance with IFRS (or GAAP if so elected pursuant to Section 1.03 of the Existing Credit Agreement), subject only to normal year-end audit adjustments and the absence of footnotes, accompanied by a customary management’s discussion and analysis relating to such fiscal quarter, (ii) Section 7.01(c) of the Existing Credit Agreement requires the Borrower to deliver, simultaneously with the delivery of the consolidated financial statements for its fiscal quarter ended June 30, 2021, if during such period the Borrower shall have one or more material Unrestricted Subsidiaries, information in reasonable detail summarizing the material differences between the financial statements delivered under the Existing Credit Agreement and the results of operations (income statement) and financial condition (balance sheet) of the Borrower and its Subsidiaries without giving effect to the results or condition of any such Unrestricted Subsidiaries (the items in clauses (i) and (ii) of this WHEREAS clause shall be referred to collectively as the “2021 Second Quarter Financials”) and (iii) Section 7.02(a) of the Existing Credit Agreement requires the Borrower to deliver, within five Business Days following delivery of the financial statements for its fiscal quarter ended June 30, 2021, a duly completed Compliance Certificate pertaining to such fiscal quarter signed by a Responsible Officer of the Borrower (such Compliance Certificates, the “2021 Second Quarter Compliance Certificate” and, together with the 2021 Second Quarter Financials, the “2021 Second Quarter Documents”);

WHEREAS, the Borrower has failed to deliver the 2021 Second Quarter Documents by the dates specified in the relevant Sections of the Existing Credit Agreement;

WHEREAS, the Borrower has requested that the Administrative Agent and the Required Lenders waive any Default and Event of Default relating to its failure to deliver the 2021 Second Quarter Documents by the dates specified in the relevant Sections of the Existing Credit Agreement (collectively, the “Specified Defaults”);

WHEREAS, subject to the terms and condition set forth herein, the Administrative Agent and the Required Lenders hereby agree to amend the Existing Credit Agreement as set forth herein and to waive the Specified Defaults;

WHEREAS, Section 11.01 of the Existing Credit Agreement provides that the Credit Parties and the Required Lenders may amend and/or waive certain provisions of the Existing Credit Agreement and the other Credit Documents for certain purposes; and

WHEREAS, each Lender that has executed this Amendment in its capacity as a Lender has agreed to consent to this Amendment and such Lenders collectively constitute the Required Lenders.

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1.     Amendment and Waiver.

(i)     Effective as of the Amendment No. 3 Effective Date (as defined below), the Borrower, the Administrative Agent and the Required Lenders hereby agree that the Existing Credit Agreement is hereby amended as follows:

(a)     Section 1.01 of the Existing Credit Agreement is hereby amended to add the following defined term in the appropriate alphabetical order:

“2021 Second Quarter Compliance Certificate” shall have the meaning assigned to such term in Amendment No. 3.

“2021 Second Quarter Compliance Certificate Deadline” shall mean October 22, 2021.

“2021 Second Quarter Financials” shall have the meaning assigned to such term in Amendment No. 3.

“2021 Second Quarter Financials Deadline” shall mean October 15, 2021.

“Amendment No. 3” shall mean Amendment No. 3 and Waiver to this Agreement dated as of September 11, 2021.

(b)     Section 7.01(b) of the Existing Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(b) not later than forty-five (45) days after the end of each of the first three (3) fiscal quarters of each fiscal year of the Borrower (or, in the case of the fiscal quarter ended June 30, 2021, not later than October 15, 2021), a consolidated balance sheet of the Borrower as at the end of such fiscal quarter, and the related consolidated statements of income or operations and cash flows for such fiscal quarter and for the portion of the Borrower’s fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail and certified by a Responsible Officer of the Borrower as fairly presenting the financial condition, results of operations and cash flows of the Borrower in accordance with IFRS, subject only to normal year-end audit adjustments and the absence of footnotes, accompanied by a customary management’s discussion and analysis relating to such fiscal quarter; and”.

(c)     Section 5.02 of the Existing Credit Agreement is hereby amended to insert the following new clause in appropriate alphabetical order as follows:

“(d) Until such time as the Administrative Agent shall have (i) received, on or prior to the 2021 Second Quarter Financials Deadline, the 2021 Second Quarter Financials in accordance with Section 7.01(b) and Section 7.01(c) and (ii) received, on or prior to the 2021 Second Quarter Compliance Certificate Deadline, the 2021 Second Quarter Compliance Certificate in accordance with Section 7.02(a), such proposed Credit Extension shall not cause the Outstanding Amount of Revolving Obligations to exceed $10.0 million.”

(ii)     Effective as of the Amendment No. 3 Effective Date (as defined below), the Administrative Agent and the Required Lenders hereby waive the Specified Defaults; provided that such waiver shall become null and void if (a) the 2021 Second Quarter Financials are not delivered by Borrower to the Administrative Agent on or before the 2021 Second Quarter Financials Deadline or (b) the 2021 Second Quarter Compliance Certificate is not delivered by Borrower to the Administrative Agent on or before the 2021 Second Quarter Compliance Certificate Deadline.

Section 2.     Effectiveness. This Amendment shall be deemed effective as of September 11, 2021 upon (a) the making of such payments by Borrower to ensure that the Revolving Obligations are not in excess of $10.0 million as of such date and (b) the Administrative Agent’s receipt of counterparts of this Amendment, executed and delivered by a duly authorized officer of each of (i) the Borrower and (ii) Lenders constituting the Required Lenders (the “Amendment No. 3 Effective Date”).

Section 3.     Representations and Warranties. The Borrower hereby represents and warrants that as of the date hereof, after giving effect to the terms of this Amendment (including the waiver of the Specified Defaults provided for in this Amendment):

(a)     the representations and warranties of the Borrower and each other Credit Party contained in Article VI of the Credit Agreement or in any other Credit Document are true and correct in all material respects on and as of the date hereof, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they were true and correct in all material respects as of such earlier date (provided that representations and warranties that are qualified by materiality are true and correct in all respects); and

(b)     no Default or Event of Default exists on and as of the date hereof.

Section 4.     Counterparts; Integration; Effectiveness. This Amendment may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Amendment constitutes the entire contract among the parties relating to the subject matter hereof and supersedes any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Delivery of an executed counterpart of a signature page of this Amendment by telecopy or other electronic imaging means shall be as effective as delivery of a manually executed counterpart of this Amendment. The words “execution,” “execute,” “signature” and words of like import in this Amendment shall be deemed to include electronic signatures, which shall be of the same legal effect, validity or enforceability as a manually executed signature, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 5.     Applicable Law. THIS AMENDMENT AND THE CONSENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

Section 6.     Headings. Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Amendment.

Section 7.     Effect of Amendment. Except as expressly set forth herein, (i) this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Lenders, the Administrative Agent or the Collateral Agent, in each case under the Amended Credit Agreement or any other Credit Document; and (ii) shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Amended Credit Agreement or any other provision of the Amended Credit Agreement or any other Credit Document. Each and every term, condition, obligation, covenant and agreement contained in the Amended Credit Agreement or any other Credit Document is hereby ratified and re-affirmed in all respects and shall continue in full force and effect. Each Credit Party reaffirms its obligations under the Credit Documents to which it is party and the validity of the Liens granted by it pursuant to the Collateral Documents. This Amendment shall constitute a Credit Document for purposes of the Amended Credit Agreement and from and after the Amendment No. 3 Effective Date, all references to the Credit Agreement in any Credit Document and all references in the Amended Credit Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit Agreement, shall, unless expressly provided otherwise, refer to the Amended Credit Agreement. Each of the Credit Parties hereby (i) consents to this Amendment, (ii) confirms that all obligations of such Credit Party under the Credit Documents to which such Credit Party is a party shall continue to apply to the Amended Credit Agreement and (iii) agrees that all security interests granted by it pursuant to any Credit Document (whether before, on or after the Amendment No. 3 Effective Date) shall secure (and continue to secure) the Obligations under the Credit Documents as amended by this Amendment. The parties hereto acknowledge and agree that the amendment of the Existing Credit Agreement pursuant to this Amendment and all other Credit Documents amended and/or executed and delivered in connection herewith shall not constitute a novation of the Existing Credit Agreement and the other Credit Documents as in effect prior to the Amendment No. 3 Effective Date.

Section 8.     SUBMISSION TO JURISDICTION; WAIVER OF VENUE; SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN AND OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF SUCH STATE AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AMENDMENT OR ANY OTHER CREDIT DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AMENDMENT OR IN ANY OTHER CREDIT DOCUMENT SHALL AFFECT ANY RIGHT THAT ANY PARTY HERETO MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AMENDMENT OR ANY OTHER CREDIT DOCUMENT AGAINST ANY OTHER PARTY HERETO OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AMENDMENT OR ANY OTHER CREDIT DOCUMENT IN ANY COURT REFERRED TO IN THE PRIOR PARAGRAPH OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 11.02 OF THE AMENDED CREDIT AGREEMENT. NOTHING IN THIS AMENDMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

Section 9.     WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AMENDMENT OR ANY OTHER CREDIT DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AMENDMENT AND THE OTHER CREDIT DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

AKUMIN INC., as the Borrower

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

PREFERRED IMAGING OF GRAPEVINE/COLLEYVILLE, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

PREFERRED IMAGING OF GARLAND, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

PREFERRED IMAGING OF FRISCO, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

PREFERRED IMAGING OF FORT WORTH, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

PREFERRED IMAGING OF DENTON, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

[Signature Page to Akumin Amendment No. 3]

PREFERRED IMAGING OF CORINTH, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

PREFERRED IMAGING OF AUSTIN, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

PREFERRED IMAGING HEB, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

PREFERRED IMAGING AT THE MEDICAL CENTER, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

PREFERRED IMAGING AT CASA LINDA PLAZA, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

PMI PARTNERS, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

LEBANON DIAGNOSTIC IMAGING, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

LCM IMAGING, INC., as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

[Signature Page to Akumin Amendment No. 3]

JEANES RADIOLOGY ASSOCIATES, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

IMAGING CENTER OF WEST PALM BEACH LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

ELITE RADIOLOGY OF GEORGIA, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

ELITE IMAGING, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

DELAWARE OPEN MRI RADIOLOGY ASSOCIATES, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

AKUMIN IMAGING TEXAS, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

AKUMIN HOLDINGS CORP., as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

[Signature Page to Akumin Amendment No. 3]

AKUMIN HEALTH ILLINOIS, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

AKUMIN FLORIDA HOLDINGS, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

AKUMIN FL, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

AKUMIN CORP., as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

AFO IMAGING, INC., as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

ADVANCED DIAGNOSTIC RESOURCES, LLC, as a guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

[Signature Page to Akumin Amendment No. 3]

INMED DIAGNOSTIC SERVICES OF MA, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

ADVANCED DIAGNOSTIC GROUP, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

WILKES-BARRE IMAGING, L.L.C., as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

VISTA PEM PROVIDERS, LLC,
as Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

TIC ACQUISITION HOLDINGS, LLC,
as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

SYNCMED, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

ROUND ROCK IMAGING, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

[Signature Page to Akumin Amendment No. 3]

ROSE RADIOLOGY CENTERS, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

RITTENHOUSE IMAGING CENTER, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

PREFERRED OPEN MRI, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

PREFERRED IMAGING OF PLANO, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

PREFERRED IMAGING OF PLANO PARKWAY, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

PREFERRED IMAGING OF MESQUITE, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

PREFERRED IMAGING OF MCKINNEY, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

[Signature Page to Akumin Amendment No. 3]

PREFERRED IMAGING OF IRVING, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name:	Matthew Cameron
Title:	Secretary

[Signature Page to Akumin Amendment No. 3]

AFFILIATED PET SYSTEMS, L.L.C., as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

ALLIANCE HEALTHCARE SERVICES, INC., as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

ALLIANCE IMAGING NC, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

ALLIANCE ONCOLOGY OF ALABAMA, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

ALLIANCE ONCOLOGY OF ARIZONA, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

ALLIANCE ONCOLOGY, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

ALLIANCE RADIOSURGERY, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

[Signature Page to Akumin Amendment No. 3]

DECATUR HEALTH IMAGING, L.L.C., as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

DIAGNOSTIC HEALTH CENTER OF ANCHORAGE, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

GREATER BOSTON MRI SERVICES, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

GREATER BOSTON MRI, LP, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

MEDICAL DIAGNOSTICS, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

MEDICAL OUTSOURCING SERVICES, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

[Signature Page to Akumin Amendment No. 3]

MID-AMERICAN IMAGING, INC., as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

MONROE PET, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

MUSC HEALTH CANCER CENTER
ORGANIZATION, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

NEHE-MRI, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

NEHE/WISC II, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

NEOSPINE BLOCKER CORP., as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

NEW ENGLAND HEALTH ENTERPRISES
BUSINESS TRUST, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

[Signature Page to Akumin Amendment No. 3]

NEW ENGLAND HEALTH ENTERPRISES, INC., as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

NEW ENGLAND HEALTH IMAGING-HOULTON, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

NEW ENGLAND MOLECULAR IMAGING LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title:

OHIO MEDICAL IMAGING JV, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title:

PET SCANS OF AMERICA CORP., as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title:

SHARED P.E.T. IMAGING, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title:

[Signature Page to Akumin Amendment No. 3]

SMT HEALTH SERVICES, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title:

THREE RIVERS HOLDING, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title:

[Signature Page to Akumin Amendment No. 3]

USR HOLDINGS, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title:

U.S. RADIOSURGERY, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title:

U.S. RADIOSURGERY OF AUSTIN, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title:

U.S. RADIOSURGERY OF CHICAGO, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title:

U.S. RADIOSURGERY OF COLUMBUS, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title:

U.S. RADIOSURGERY OF ILLINOIS, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title:

[Signature Page to Akumin Amendment No. 3]

U.S. RADIOSURGERY OF PHILADELPHIA, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title:

U.S. RADIOSURGERY OF RENO, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

U.S. RADIOSURGERY OF RUSH-CHICAGO, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

U.S. RADIOSURGERY OF TULSA, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

WESTERN MASSACHUSETTS MAGNETIC RESONANCE SERVICES, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

WOODLAND DIAGNOSTIC IMAGING, LLC, as a Guarantor

By:	/s/ Matthew Cameron
Name: Matthew Cameron
Title: Secretary

[Signature Page to Akumin Amendment No. 3]

BBVA USA,
as Administrative Agent and Collateral Agent

By:	/s/ Gustavo Pena Quinones
Name:	Gustavo Pena Quinones
Title:	Vice President

BBVA USA,
as a Lender

By:	/s/ Gustavo Pena Quinones
Name:	Gustavo Pena Quinones
Title:	Vice President

[Signature Page to Akumin Amendment No. 3]

BARCLAYS BANK PLC,
as a Lender

By:	/s/ Edward Pan
Name:	Edward Pan
Title:	Associate

[Signature Page to Akumin Amendment No. 3]

CITIBANK, N.A.,
as a Lender

By:	/s/ Marni McManus
Name:	Marni McManus
Title:	Vice President

[Signature Page to Akumin Amendment No. 3]